Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three Quarters Ended
	March 28, 2014	March 29, 2013
	(In millions, except ratios)
Earnings:
Income from continuing operations	$401.6	$391.4
Plus: Income taxes	190.5	166.8
Fixed charges	76.6	87.9
Amortization of capitalized interest	0.1	0.1
Less: Interest capitalized during the period	(1.1)	(0.3)
Undistributed earnings in equity investments	—	—

	$667.7	$645.9

Fixed Charges:
Interest expense	$70.6	$83.1
Plus: Interest capitalized during the period	1.1	0.3
Interest portion of rental expense	4.9	4.5

	$76.6	$87.9

Ratio of Earnings to Fixed Charges	8.72	7.35